Exhibit 99.2

BIRKENSTOCK® MUNICH HEADQUARTERS VISIT September 25, 2025

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS Certain statements in this presentation (the “Presentation”) of Birkenstock Holding plc (together with all of its subsidiaries, the “Company,” “Birkenstock,” “we,” “our,” “ours,” or “us”) may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to our 2025 fiscal year outlook. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,”, “continue,” “could,”, “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this Presentation are based on the Company’s management’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores; losses and liabilities arising from leased and owned real estate; risks relating to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; our dependence on third parties for our sales and distribution channels; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges relating to the distribution of our products; deterioration or termination of relationships with major wholesale partners; global or regional health events; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities; disruptions to our shipping and delivery arrangements; failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; risks relating to our intellectual property rights; risks relating to regulations governing the use and processing of personal data; disruption and security breaches affecting information technology systems; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond our control; economic conditions impacting consumer spending, such as inflation; tariffs and other trade policy actions, the deterioration of consumer sentiment, a deterioration of the macroeconomic situation generally, and our ability to react to any of them; currency exchange rate fluctuations; risks related to litigation, compliance and regulatory matters; risks and costs related to corporate responsibility and ESG matters; inadequate insurance coverage, or increased insurance costs; tax-related risks; risks related to our indebtedness; risks related to our status as a foreign private issuer and a “controlled company”; and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on December 18, 2024, as updated, from time to time, by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this Presentation speaks only as of the date of this Presentation and is expressly qualified in its entirety by the cautionary statements included in this Presentation. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law. NON-IFRS FINANCIAL INFORMATION This Presentation includes “non-IFRS financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Specifically, we make use of the non-IFRS financial measures Adjusted earnings per share (EPS) (Basic/Diluted), Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit, Adjusted Selling and Distribution Expenses, Adjusted General Administration Expenses, Net debt, Net leverage and metrics on a constant currency basis, which are not recognized measures under IFRS and should not be considered as alternatives to net profit (loss) or revenue as a measure of financial performance or any other performance measure derived in accordance with IFRS. We discuss non-IFRS financial measures in this Presentation because they are a basis upon which our management assesses our performance, and we believe they reflect underlying trends and are indicators of our business. Additionally, we believe that such non-IFRS financial measures and similar measures are widely used by securities analysts, investors and other interested parties as a means of evaluating a company’s performance. Our non-IFRS financial measures may not be comparable to similarly titled measures used by other companies. Our non-IFRS financial measures have limitations as analytical tools, as they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. Our non-IFRS financial measures should not be considered in isolation, nor should they be regarded as a substitute for, or superior to, measures calculated and presented in accordance with IFRS. A reconciliation is provided in the Appendix to this Presentation for each non-IFRS financial measure in this Presentation to the most directly comparable financial measure stated in accordance with IFRS. A reconciliation is not provided for any forward-looking non-IFRS financial measures as such a reconciliation is not available without unreasonable efforts. DISCLAIMER 2

BIRKENSTOCK

THE BIRKENSTOCK CASE – A UNIQUE VALUE CREATION MODEL

250-YEAR-OLD PURPOSE DRIVEN BRAND


Birkenstock
D.B.P.
Birkenstock
D.B.P.

BIRKENSTOCK IS THE **INVENTOR OF THE FOOTBED** AND HAS SHAPED THE PRINCIPLE OF WALKING AS INTENDED BY NATURE (“**NATURGEWOLLTES GEHEN**”)

- **CATEGORY OWNERSHIP** | FOOTBED BUSINESS
- **50+ YEAR-OLD ICONIC STYLES** STILL RELEVANT TODAY
- **TAM: EVERY HUMAN BEING**

VERTICALLY INTEGRATED SUPPLY CHAIN


BIRKENSTOCK

BIRKENSTOCK MANUFACTURES **ALL PRODUCTS IN GERMANY & PORTUGAL** AND RESPONSIBLY SOURCES MATERIALS THAT ORIGINATE MAINLY FROM EUROPE

- **FULL CONTROL** OVER QUALITY AND OUTPUT
- **NOT EXPOSED TO “MAINSTREAM” ASIA** OUTSOURCING MODEL AND RELATED RISK

ENGINEERED DISTRIBUTION



BIRKENSTOCK TIGHTLY MANAGES DISTRIBUTION AND ALLOCATION OF PRODUCTS TO FACILITATE **BRAND HEALTH AND FULL-PRICE REALIZATION**

- **PROFIT LED ALLOCATION** MAXIMIZES VALUE CREATION
- THE “**LUXURY SCARCITY MODEL**” IN A DEMOCRATIC BRAND

LOYAL BRAND FANS

HIGH CONSUMER PENETRATION
(AVERAGE U.S. BIRKENSTOCK CONSUMER OWNING OVER 3.6 PAIRS)[1]

↓

OVER 60% OF CONSUMERS LEARN ABOUT BIRKENSTOCK THROUGH **WORD-OF-MOUTH EXPOSURE**[1]

↓

VERY EFFICIENT / LOW MARKETING SPENDING
(~90% OF BIRKENSTOCK BUYERS COME THROUGH UNPAID CHANNELS)[1]

NOTE: [1] CONSUMER SURVEY , I.E. A SERIES OF GENERAL BRANDING AND MARKETING INTERNAL SURVEYS WITH APPROXIMATELY 70,000 PARTICIPANTS CONDUCTED IN MAY 2023 TO DETERMINE THE DEMOGRAPHICS AND HABITS OF OUR CONSUMERS.

3

BIRKENSTOCK

PROVEN TRACK RECORD: REVENUE CAGR OF 20% SINCE FY14

IN € MILLION



CAGR FY14 – FY25E:
+20%
292
364
452
570
648
722
728
962
1,243
1,492
IPO: OCT-23
1,805
2,091
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
FY24
FY25E

4

BIRKENSTOCK® WHITE SPACES CONTRIBUTING TO STRONG REVENUE GROWTH Revenue growth at significant multiples compared to Overall growth of 19%1 GEOGRAPHY: APAC CHANNEL: OWN RETAIL PRODUCT: CLOSED-TOE +36% +2X DOUBLED # OF OWN RETAIL STORES TO 902 HIGH THIRTIES CLOSED-TOE SHARE IN FY253 VS. 27% IN FY23 Note: 1 LTM Q3 FY25 CAGR since IPO; 2 # of own stores as of June 2025 compared to IPO date; 3 Latest FY25 estimate 5 APAC REVENUE GROWTH1

BIRKENSTOCK® FINANCIAL OVERVIEW

BIRKENSTOCK® STRONG FINANCIAL PERFORMANCE - DELIVERING ON OUR IPO PROMISES FY 2024 ACT 22% Revenue GROWTH1 VS. FY 2023 @CC 58.8% GROSS PROFIT MARGIN 30.8% Adjusted EBITDA MARGIN1 YTD 9M 2025 ACT 17% Revenue GROWTH1 VS. YTD 9M 2024 @CC 59.4% GROSS PROFIT MARGIN 33.1% Adjusted EBITDA MARGIN1 FY 2025 GUIDANCE 15-17% Revenue GROWTH1 VS. FY 2024 @CC ~60% GROSS profit MARGIN Moving closer to 60% target 31.3-31.8% Adjusted EBITDA MARGIN1 improvement of up t0 100 bps Note: @CC means on a constant currency basis; 1 Constant currency revenue growth and Adjusted EBITDA margin are non-IFRS financial measures. For a reconciliation to the most comparable IFRS measure, please see the Company’s Form 20-F, filed with the SEC on December 18, 2024 and the FORM 6-K, filed with the SEC on August 14, 2025. 7

BIRKENSTOCK® STRONG ADJ. EBITDA CAGR of 24% SINCE FY21 IN € MILLION CAGR FY21 – LTM Q3 FY25: +24% 292 425 483 555 645 FY21 FY22 FY23 FY24 FY25 Note: Adjusted EBITDA IS A non-IFRS financial measures. For a reconciliation to the most comparable IFRS measure, please see the Company’s Form 20-F, filed with the SEC on December 18, 2024 and the FORM 6-K, filed with the SEC on August 14, 2025. 8

BIRKENSTOCK® YTD FY25: Strong growth across all segments & Channels IN € MILLION, UNLESS OTHERWISE STATED | AT CONSTANT CURRENCIES AMERICAS 835 +18% EMEA 574 +13% APAC 158 +32% B2B 1,005 +20% DTC 563 +13% Note: Revenue excl. Corporate/Other (Other, non-product revenue). Growth rates at constant currencies vs. YTD 9M FY24. Revenue growth at constant currencies is a non-IFRS measure. For a reconciliation to the most comparable IFRS measure, please see the company’s form 6-K, filed with the SEC on August 14th 2025. 9

BIRKENSTOCK

Q3 FY25: FINANCIAL RESULTS AT A GLANCE

IN € MILLION, UNLESS OTHERWISE STATED

REVENUE	B2B REVENUE	DTC REVENUE
▲ **635**	▲ **390**	▲ **244**
+12% (+16% @CC)	+15% (+18% @CC)	+9% (+12% @CC)

DTC PENETRATION	GROSS PROFIT I MARGIN	ADJUSTED EBITDA I MARGIN
▼ **38%**	▲ **384 | 60.5%**	▲ **218 | 34.4%**
(110)bp	+14% | +100bp	+17% | +140bp

ADJUSTED NET PROFIT	ADJUSTED EPS (€)	NET LEVERAGE (X LTM ADJ. EBITDA[1]
▲ **116**	▲ **0.62**	▲ **1.7x**
+26%	+27%	(6)% (vs Sep-24)

NOTE: UNLESS OTHERWISE STATED, ALL COMPARISONS ARE TO Q3 FY24. CONSTANT CURRENCY GROWTH (@CC) OF REVENUE AND DTC REVENUE ARE NON-IFRS MEASURES. FOR A RECONCILIATION TO THE MOST COMPARABLE IFRS MEASURE, PLEASE SEE THE COMPANY'S FORM 6-K, FILED WITH THE SEC ON AUGUST 14TH, 2025; [1] LTM ADJUSTED EBITDA OF €645 MILLION.

10

BIRKENSTOCK® RAPID DELEVERAGING FOLLOWING 2021 TRANSACTION NET DEBT & NET LEVERAGE | IN € MILLION, UNLESS OTHERWISE STATED Net Debt Adj. EBITDA 177 1,6 54 292 234 1,7 38 435 1,6 09 483 1,0 06 555 359 429 >6.0x 5.7x 4.0x 3.3x 1.8x ~1.5x Operating cash flow Apr-21 Sep-21 Sep-22 Sep-23 Sep-24 Sep-25E (2021 transaction) Note: Net Leverage calculated as Net debt / LTM Adjusted EBITDA. Net debt includes Lease liabilities. Net Debt and Adjusted EBITDA are non-IFRS measures. For a reconciliation to the most comparable IFRS measure, please see the Company’s Forms 20-F, filed with the SEC, most recently on December 18, 2024. 11

BIRKENSTOCK® WHITE SPACE Spotlight: Distribution

BIRKENSTOCK® we engineer a complementary multi-channel distribution Globally present in over 80 countries, all channels deliver strong margin profiles #B2B Partners ~6,000 #retail stores 13 39 38 #countries BS.COM1 2 27 8 AMERICAS EMEA APAC NOTE: AS OF Q3 FY25; 1 VIA OUR DTC CHANNEL. 13

BIRKENSTOCK® We unlock new audiences and SEEK TO build lifetime connections Our distribution allows us to capture demand where it occurs 14

BIRKENSTOCK® We remain very disciplined in our B2B distribution ~90% of GROWTH COMES FROM existing DOORS1 B2B REVENUE GROWTH +21% p.a. with stable #partners2 TOP 10 STRATEGIC ACCOUNTS 2X growth vs. rest of B2B partners in EMEA2 WHITE SPACE DOORS >5,000 doors with existing or new partners NOTE: 1 estimate LTM Q3 FY25; 2 LTM Q3 FY25 CAGR since IPO. 15

BIRKENSTOCK® We DOUBLED OUR RETAIL FLEET SINCE 2023, reaching 90 STORES Our stores are designed for commercial success MIAMI BOSTON LONDON PARIS SHANGHAI NOTE: AS OF Q3 FY25. 16

BIRKENSTOCK® Our stores are highly productive Very strong store economics and halo effect on our online business CAPEX PAY BACK TARGET NEW STORES PERFORMANCE BS.COM HALO EFFECT 12-18 months 1.4X square meter productivity vs. LFL fleet EMEA1 +65% increased BS.com traffic post store opening2 NOTE: 1 EMEA Q3 2025 SALES PER SQUARE METER PERFORMANCE OF 5 FULL-PRICE STORES OPENED SINCE 2024 VS. 20 LFL FP STORES; 2 INCREASE IN RELEVANT WEBSITE TRAFFIC VS. BASELINE 15 DAYS AVERAGE AFTER STORE OPENING BASED ON RECENT OPENINGS IN KEY CITIES (LONDON, PARIS, AMSTERDAM). 17

BIRKENSTOCK® Retail to further accelerate, TARGETING 150 stores by 2027 EXPECTED Approximate share of new store openings 50% APAC 25% AMERICAS 25% EMEA 18

BIRKENSTOCK® We Complement OUR MONO-BRAND presence by ~350 partner stores MAJORITY OF STORES LOCATED in Apac, followed by EMEA MEXICO DUBAI PHILIPPINES SHANGHAI NOTE: As of end of Q3 2025. 19

BIRKENSTOCK

OUR MEMBERSHIP IS GROWING FAST AND FUELS LOYALTY AND SPEND

LIFETIME CONNECTIONS DRIVE ONLINE GROWTH

MEMBERS

~11M

+25% vs. LY


MY BIRKENSTOCK


MY BIRKENSTOCK
ENJOY FREE MEMBERSHIP PERKS
Become a free member of My Birkenstock and access exclusive perks—like free shipping on full price items and early access to limited-edition looks.
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SPEND PREMIUM VS. GUESTS[1]

~20%


BIRTHDAY SURPRISE
LEARN MORE
EXCLUSIVE EVENTS
LEARN MORE


EXPLORE MEMBER EXCLUSIVE PRODUCTS

MEMBER BENEFITS

- Member exclusive products
- Early access to new product launches & consumer moments
- Exclusive events & workshops

NOTE: MEMBERSHIP KPIS AS OF Q3 2025; [1] BASED ON AVERAGE ORDER VALUE.

20

BIRKENSTOCK® OUR MISSION IS TO GIVE PEOPLE ACCESS TO THE FOOTBED ENABLED through OUR complementary multi-channel distribution 250-YEAR-OLD BRAND BUILDING LIFETIME CONNECTIONS UNLOCKING NEW AUDIENCES ENGINEERED DISTRIBUTION CAPTURING DEMAND WHERE IT OCCURS MAINTAINING HIGH DISCIPLINE MATERIAL WHITE SPACES AHEAD 21

BIRKENSTOCK® WHITE SPACE SPOTLIGHT: APAC

BIRKENSTOCK® APAC EXPANSION: A MULTI-CHANNEL SUCCESS STORY Since ipo: strong REVENUE GROWTH FOCUSING ON DTC AND HIGH-QUALITY B2B DISTRIBUTION ABOVE AVG REVENUE GROWTH +36% p.a. REVENUE GROWTH1 DTC FOCUS & HIGH-QUALITY B2B +62% | +25%p.a. DTC | B2B Growth1 RETAIL DRIVING AWARENESS 2.5X GROWTH OF DIRECT BRAND TOUCHPOINTS Note: 1 LTM Q3 FY25 CAGR since IPO. 23

BIRKENSTOCK® Huge untapped potential in APAC 60% OF GLOBAL POPULATION, <10% REVENUE SHARE – A MAJOR GROWTH OPPORTUNITY NORTH AMERICA EMEA APAC % of WORLD Pop. 5% % of Rev.1 >50% % of WORLD Pop. 30% % of Rev. 1 >35% % of WORLD Pop. 60% % of Rev. 1 <10% Note: World population data: United Nations WEBSITE, AS OF September 24th, 2025; 1 FY24 Revenue share. 24

BIRKENSTOCK® China: opportunity in the world’s largest consumer market €5B LUXURY FOOTWEAR MARKET GROWING 8% ANNUALLY1 – RISING WELLNESS-FOCUS FUELS DEMAND POPULATION 1,408M2 Thereof 944M Urban Population2 GDP PER CAPITA ~$13,500 /Year3 DISPOSABLE INCOME ~$7,500 /Year4 Footwear Market $97B5 Thereof $5B Luxury/Premium Segment1 <€25M BIRKENSTOCK Revenue in FY24 NOTE: 1 Reuters: Luxury shoemaker Manolo Blahnik enters China: 11/9/24; 2 National Bureau of Statistics of ChinA, STATISTICAL COMMUNIQUÉ ON 2024, AS OF SeptEMber 24th, 2025; 3 National Bureau of Statistics of ChinA, STATISTICAL COMMUNIQUÉ ON 2024, AS OF SeptEMber 24th, 2025; 4 DISPOSABLE INCOME PER CAPITA in URBAN HOUSEHOLDS 2024, National Bureau of Statistics of ChinA, STATISTICAL COMMUNIQUÉ ON 2024, AS OF SEPTEMBER 24th, 2025; 5 Projection for 2025, Statista Market Insights, as of September 24th, 2025. 25

BIRKENSTOCK ® CHINA: PREMIUM OMNI-Channel expansion STRONG REVENUE GROWTH POWERED BY PREMIUM RETAIL FOOTPRINT AND LEADING DIGITAL PRESENCE REVENUE GROWTH PREMIUM RETAIL EXPERIENCE DIGITAL GROWTH2 Up 4x Since FY21 15 Retail stores in top luxury/premium retail developments in first and new tier one cities1 NOTE: 1 3 own / 12 monobrand partner stores; 2 Tmall 618 report (shoes). DIGITAL GROWTH 26

BIRKENSTOCK ® CHINA: Own Retail as A Catalyst for Premium Brand Leadership In-store brand experience vital in delivering brand value to demand premium price point 27

BIRKENSTOCK® CHINA: BRAND EXPERIENCES AND COMMUNITY EVENTS Offline activations fuel emotional loyalty and SOCIAL ENGAGEMENT FOR BRAND AMPLICATION 28

BIRKENSTOCK ® UNLOCKING China’s growth potential 3 PILLAR OMNI CHANNEL EXPANSION Continued expansion of own retail and partner stores PRODUCT INNOVATION Shoe acceleration ENGAGEMENT Connecting through community Qualitative digital growth through channel segmentation Classics expansion Delivering purpose through experience 29

BIRKENSTOCK® WHITE SPACE SPOTLIGHT: PRODUCT

BIRKENSTOCK® VALUES AND FUNDAMENTALS GUIDING US THROUGH THE PROCESS OF PRODUCT CREATION PRODUCT CREATION Archive Franchise Category STRATEGY CORE VALUES Function Tradition Quality BRAND FUNDAMENTALS Purpose Core Invention Vision 31

BIRKENSTOCK® Not a one-Trick Pony classics and new products make up our top-20 silhouettes Arizona 1973 Boston 1976 Gizeh 1983 Madrid 1963 Mayari 2009 Florida 1981 Bend 2020 Tokio 1987 Milano 1976 Zermatt 2019 Sydney 2019 London 1986 Buckley 2019 Highwood 2023 Lutry 2023 Franca 2020 Naples 2023 Kyoto 2020 Catalina 2024 Super-Birki 1990 32

BIRKENSTOCK® SPOTLIGHT: Supply-CHAIN

BIRKENSTOCK® our Vertically integrated supply chain 95% of our pairs assembled in our owned factories in Germany 100% OF OUR FOOTWEAR IS MADE IN THE EU 95% OF PRODUCTS ASSEMBLED IN-HOUSE IN GERMANY 100% OF OUR FOOTBEDS ARE MADE IN GERMANY DIRECT AND LONG-TERM PARTNERSHIPS WITH KEY SUPPLIERS ~5,000 SKILLED WORKERS AND EXPANDING >90% OF RAW MATERIALS SOURCED FROM EUROPE, WITH STRICT ETHICAL STANDARDS NOTE: DATA FOR FY25. 34

BIRKENSTOCK® FOOTPRINT OF SEVEN OWNED FACTORIES SIX FACTORIES IN GERMANY, AND ONE IN PORTUGAL GERMANY GÖRLITZ FOOTBEDS | FINAL ASSEMBLY STRÖDT FINAL ASSEMBLY PASEWALK EVA | PU BERNSTADT LEATHER COMPONENTS ÜRZELL FOOTBEDS MARKERSDORF BUCKLES PORTUGAL AROUCA LEATHER COMPONETS 35

BIRKENSTOCK® OUR SUPPLY CHAIN IS A FOcal point of how we operate DELIVERING STRONG VALUE TO SHAREHOLDERS FOCAL POINT OF HOW WE OPERATE Control over IP and end-to-end quality from raw material to finished product Direct partnerships with our suppliers and contract manufacturers Speed to innovate and commercialize our product Agility to react to shifts in demand and customer preferences Resilience to supply chain risks DELIVERING STRONG SHAREHOLDER VALUE Strong, predictable & improving margin generation, cutting out middle-man, fueled by ongoing automation and scale Opportunity to deploy FCF with short paybacks 36

BIRKENSTOCK

WE HAVE PROVEN SCALABILITY OF OUR SUPPLY CHAIN

FOCUS OF CAPACITY INCREASE WAS ON EVA AND PU

SINCE FY23[1]…

25% VOLUME GROWTH[2]

50% PRODUCTION HOURS[2]

+1,400 EMPLOYEES

>50% EVA AND PU CAPACITY INCREASE

>2X INCREASE IN CLOGS OUTPUT

LIKE-FOR-LIKE PRODUCTION COST REDUCTION



AROUCA M&A AND SCALING

Scaled from 100 to 700 workers

Expansion to 6.000m^2 production area


BIRKENSTOCK

PASEWALK NEWBUILD

Expected to be fully absorbed in Q3/FY26

~10M pairs produced in FY25



GÖRLITZ EXPANSION

Replacing EVA, PU with footbeds & final assembly

30% increase of footbed capacity

NOTE: [1] COMPARED TO FY25; ROUNDED TO THE NEAREST 5%-MULTIPLE.

37

BIRKENSTOCK® …WHILE GROWTH REMAINED IN LEATHER Especially strong in articles with higher production minutes Leather Expansion - Revenue Share Textile Leather FY18 FY22 FY23 FY24 FY25 Production times indexed to Arizona Birkoflor 1.0 1.3 1.9 4.5 2.7 3.5 Arizona Birkoflor Arizona Natural Leather Arizona Rivet Suede leather Arizona Exquisite Natural Leather Boston Soft footbed Suede leather Boston Rivet Suede leather Share of units development (indicatively – FY23-25) 38

BIRKENSTOCK ® four priorities for our supply chain KEY FOCUS ON UNLOCKING GROWTH WITH expansion FACTORY FOOTPRINT Production capacity speed/agility Logistics network EFFICIENCIES ENABLE DOUBLE DIGIT REVENUE GROWTH ONGOING PRODUCTION EXPANSION INCLUDING NEW FACTORY OPENING FLEXIBILITY BETWEEN PRODUCTION GROUPS SUPPORT INCREASING PRODUCT COMPLEXITY MULTI-SPEED SUPPLY CHAIN INCREASING AGILITY OF SUPPLY FLEXIBILITY WITHIN SEASON TO REACT TO DEMAND CHANGES IN WEEKS INCREASED PRODUCT AVAILABILITY FURTHER INTEGRATION OF RAW MATERIAL SOURCING INCREASE CAPACITY, AND CONSOLIDATE LOGISTICS NETWORKEXPLORING REGIONAL HUB MODEL FINISHED GOODS SHIPPED DIRECTLY FROM FACTORY TO REGIONS EFFICIENCIES FROM AUTOMATION AND CONSOLIDATION LIKE-FOR-LIKE PRODUCTION SAVINGS ONGOING AUTOMATION OF UPPER PRODUCTION AND FINAL ASSEMBLY NETWORK AND SCALE EFFECTS 39

BIRKENSTOCK ® expansion projects underway to support growth Our next expansion will focus on sandals and clogs with flexibility to adjust GÖRLITZ FURTHER SCALING Status: Construction underway Go live in FY26 Focus: Sandals, Clogs, Footbeds Free-ed up halls in Görlitz after fully moving out EVA/PU production with 9,000m2 Strengthening cork-latex capacities for footbeds and final assembly for sandals and clogs WITTICHENAU ACQUISITION Status: Signed September 23rd, 2025 Go live end of FY27 Focus: Sandals, Clogs, Footbeds Large-scale brownfield acquisition (~80,000m²) for logistics & production expansion Flexible production area, initial focus of capacity expansions for footbeds, sandals and clogs 40